Proposal:
1. To elect the following Directors,
effective July 31, 2003:
	               Votes in
                       Favor of	         Votes
                                        Against
1) Michael Bozic	2,864,552	187,205
2) Charles A. Fiumefreddo2,864,552	187,205
3) Edwin J. Garn	2,864,552	187,205
4) Wayne E. Hedien	2,864,552	187,205
5) James F. Higgins	2,864,552	187,205
6) Dr. Manuel H.Johnson 2,864,552	187,205
7) Philip J. Purcell	2,864,552	187,205